UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 72) *

Sears Holdings Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

812350106

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 52,570,010 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,570,010 (1)
	10.	Shared Dispositive Power 105,137,867 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,707,877 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 74.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 20,385,863 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(2)

Includes 33,675,360 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 44,629,752 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(3)

Based upon 108,992,750 shares of Holdings Common Stock outstanding as of September 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2018, that was filed by Holdings with the SEC on September 13, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 20,385,863 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 44,629,752 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

CUSIP No. 812350106

1.	Names of Reporting Persons. JPP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,385,863 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,385,863 (1)
	10.	Shared Dispositive Power 44,629,752 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,015,615 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.4% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 20,385,863 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(2)	Includes 44,629,752 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(3)

Based upon 108,992,750 shares of Holdings Common Stock outstanding as of September 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2018, that was filed by Holdings with the SEC on September 13, 2018, 20,385,863 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, and 44,629,752 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,124
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,124
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,124
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 108,992,750 shares of Holdings Common Stock outstanding as of September 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2018, that was filed by Holdings with the SEC on September 13, 2018.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 193,341
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 193,341
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 108,992,750 shares of Holdings Common Stock outstanding as of September 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2018, that was filed by Holdings with the SEC on September 13, 2018.

CUSIP No. 812350106

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 52,913,475 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,913,475 (1)
	10.	Shared Dispositive Power 105,137,867 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 158,051,342 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 74.3% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 20,385,863 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(2)

Includes 33,675,360 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 44,629,752 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(3)

Based upon 108,992,750 shares of Holdings Common Stock outstanding as of September 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2018, that was filed by Holdings with the SEC on September 13, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 20,385,863 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 44,629,752 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 52,913,475 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,913,475 (1)
	10.	Shared Dispositive Power 105,137,867 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 158,051,342 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 74.3% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 20,385,863 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(2)

Includes 33,675,360 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 44,629,752 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(3)

Based upon 108,992,750 shares of Holdings Common Stock outstanding as of September 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2018, that was filed by Holdings with the SEC on September 13, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 20,385,863 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 44,629,752 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

CUSIP No. 812350106

1.	Names of Reporting Persons. JPP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 44,629,752 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,629,752 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,629,752 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 44,629,752 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(2)

Based upon 108,992,750 shares of Holdings Common Stock outstanding as of September 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2018, that was filed by Holdings with the SEC on September 13, 2018, and 44,629,752 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

CUSIP No. 812350106

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 158,051,342 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,913,475 (1)
	10.	Shared Dispositive Power 105,137,867 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 158,051,342 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 74.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 20,385,863 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(2)

Includes 33,675,360 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 44,629,752 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(3)

Based upon 108,992,750 shares of Holdings Common Stock outstanding as of September 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2018, that was filed by Holdings with the SEC on September 13, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 20,385,863 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 44,629,752 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

This Amendment No. 72 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation, a Delaware corporation (“Holdings”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), JPP II, LLC, a Delaware limited liability company (“JPP II”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), JPP, LLC, a Delaware limited liability company (“JPP”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“As a result of an administrative error, in the Amendment to Schedule 13D filed by the Reporting Persons with the SEC on November 16, 2018, it was previously disclosed that, on October 29, 2018, the Second Lien Borrowers elected to pay interest on the Second Lien Term Loan by increasing the principal amount of the Second Lien Term Loan, which increased the principal amount of the portion of the Second Lien Term Loan held by JPP and JPP II and resulted in (i) JPP having the right to acquire up to an additional 402,020 shares of Holdings Common Stock and (ii) JPP II having the right to acquire up to an additional 183,634 shares of Holdings Common Stock, within 60 days upon their conversion of the Second Lien Term Loan into shares of Holdings Common Stock. However, in connection with the commencement by Holdings and certain of its subsidiaries of the Chapter 11 Cases in the Bankruptcy Court seeking relief under Chapter 11 of the Bankruptcy Code, accrued interest on the Second Lien Term Loan actually became payable on October 15, 2018, and the Second Lien Borrowers at that time elected to pay interest on the Second Lien Term Loan by increasing the principal amount of the Second Lien Term Loan.

In connection with this election by the Second Lien Borrowers on October 15, 2018, the principal amount of the portion of the Second Lien Term Loan held by JPP and JPP II was increased accordingly, and no cash consideration was paid by either JPP or JPP II in connection with this increase to the principal amount of the Second Lien Term Loan. As a result of the foregoing, (i) JPP may acquire up to an additional 188,769 shares of Holdings Common Stock within 60 days upon the conversion of the Second Lien Term Loan into shares of Holdings Common Stock, and (ii) JPP II may acquire up to an additional 86,226 shares of Holdings Common Stock within 60 days upon the conversion of the Second Lien Term Loan into shares of Holdings Common Stock.

On November 5, 2018, the Second Lien Borrowers elected to pay interest on the Second Lien Term Loan by increasing the principal amount of the Second Lien Term Loan. In connection with this election by the Second Lien Borrowers, the principal amount of the portion of the Second Lien Term Loan held by JPP and JPP II was increased accordingly, and no cash consideration was paid by either JPP or JPP II in connection with this increase to the principal amount of the Second Lien Term Loan. As a result of the foregoing, (i) JPP may acquire up to an additional 371,056 shares of Holdings Common Stock within 60 days upon the conversion of the Second Lien Term Loan into shares of Holdings Common Stock, and (ii) JPP II may acquire up to an additional 169,490 shares of Holdings Common Stock within 60 days upon the conversion of the Second Lien Term Loan into shares of Holdings Common Stock.

On December 5, 2018, the Second Lien Borrowers elected to pay interest on the Second Lien Term Loan by increasing the principal amount of the Second Lien Term Loan. In connection with this election by the Second Lien Borrowers, the principal amount of the portion of the Second Lien Term Loan held by JPP and JPP II was increased accordingly, and no cash consideration was paid by either JPP or JPP II in connection with this increase to the principal amount of the Second Lien Term Loan. As a result of the foregoing, (i) JPP may acquire up to an additional 534,578 shares of Holdings Common Stock within 60 days upon the conversion of the Second Lien Term Loan into shares of Holdings Common Stock, and (ii) JPP II may acquire up to an additional 244,183 shares of Holdings Common Stock within 60 days upon the conversion of the Second Lien Term Loan into shares of Holdings Common Stock.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On December 5, 2018, certain of the Reporting Persons submitted an indication of interest (the “Indicative Bid”) in the acquisition, through a newly-formed entity (“Newco”), of substantially all of the go-forward retail footprint and other assets and component businesses of Holdings.

The Indicative Bid is to acquire substantially all of the assets of the debtors (the “Debtors”) in the Chapter 11 Cases pursuant to a sale under section 363 of the Bankruptcy Code, as well as substantially all of the assets of non-Debtors, KCD IP, LLC, SRC O.P., LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC.

As consideration, the Indicative Bid contemplates a total purchase price of approximately $4.6 billion, comprised of: up to $950 million in cash to be funded with the proceeds of a new asset-based credit facility to be obtained by Newco; a credit bid of approximately $1.8 billion; $500 million in a combination of cash, notes to be issued by Newco, equity of Newco and/or waiver or assignment of deficiency claims (including superpriority adequate protection claims) with respect to secured debt; the roll-over of approximately $271 million in cash collateral currently supporting the LC Facility; and approximately $1.1 billion of assumed liabilities with respect to certain protection agreements, gift cards and accrued points under the Shop Your Way program.

The Indicative Bid contemplates that Newco expects to provide offers of ongoing employment to approximately 50,000 employees of Holdings and to reinstate Holdings’ prepetition severance program for the benefit of all eligible employees at close.

The Indicative Bid reflects a non-binding indication of interest, and does not constitute or create a binding obligation or commitment of any of the Reporting Persons to proceed with, or consummate, any transaction. The total consideration set forth in the Indicative Bid may be reallocated among the various components and remains subject to, among other things, ongoing due diligence, internal approvals, negotiation of a satisfactory asset purchase agreement and ESL’s ability to obtain commitments from its financing sources.

The Indicative Bid may relate to, or could result in, some or all of the matters referred to in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The foregoing description of the Indicative Bid does not purport to be complete and is qualified in its entirety by reference to the Indicative Bid, attached hereto as Exhibit 99.81 and incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Holdings or securities of Holdings for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Holdings or otherwise with respect to Holdings or any securities of Holdings or (ii) a member of any syndicate or group with respect to Holdings or any securities of Holdings.

As of the time of filing on December 6, 2018, the Reporting Persons may be deemed to beneficially own the shares of Holdings Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	157,707,877	(1)(2)	74.1	%(3)	52,570,010	(2)	0	52,570,010	(2)	105,137,86	7(1)
JPP II, LLC	65,015,615	(4)(5)	37.4	%(6)	20,385,863	(4)	0	20,385,863	(4)	44,629,75	2(5)
SPE I Partners, LP	150,124		0.1%		150,124		0	150,124			0
SPE Master I, LP	193,341		0.2%		193,341		0	193,341			0
RBS Partners, L.P.	158,051,342	(1)(7)	74.3	%(3)	52,913,475	(7)	0	52,913,475	(7)	105,137,86	7(1)
ESL Investments, Inc.	158,051,342	(1)(7)	74.3	%(3)	52,913,475	(7)	0	52,913,475	(7)	105,137,86	7(1)
JPP, LLC	44,629,752	(5)	29.1	%(8)	44,629,752	(5)	0	0		44,629,75	2(5)
Edward S. Lampert	158,051,342	(1)(7)	74.3	%(3)	158,051,342	(1)(7)	0	52,913,475	(7)	105,137,86	7(1)

(1)

This number includes 33,675,360 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 44,629,752 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan. Mr. Lampert is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)

This number includes 20,192,514 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 20,385,863 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan. Partners is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP II.

(3)

This is based upon 108,992,750 shares of Holdings Common Stock outstanding as of September 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2018, that was filed by Holdings with the SEC on September 13, 2018, the 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, the 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, the 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, the 20,385,863 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, the 44,629,752 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, the 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, the 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and the 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert. Partners is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP II. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP and is also the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(4)	This number includes 20,385,863 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(5)	This number includes 44,629,752 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(6)

This is based upon 108,992,750 shares of Holdings Common Stock outstanding as of September 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2018, that was filed by Holdings with the SEC on September 13, 2018, 44,629,752 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, and 20,385,863 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(7)

This number includes 20,192,514 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 20,385,863 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 150,124 shares of Holdings Common Stock held by SPE I and 193,341 shares of Holdings Common Stock held by SPE Master I. Partners is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP II. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(8)

This is based upon 108,992,750 shares of Holdings Common Stock outstanding as of September 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2018, that was filed by Holdings with the SEC on September 13, 2018, and 44,629,752 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated herein by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated herein by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.6	Form of Letter (incorporated herein by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.8 to the Amendment to Schedule 13D filed on September 24, 2014).

99.9	Amended and Restated Participation Agreement, dated September 30, 2014, among PYOF 2014 Loans, LLC, The Fairholme Partnership, LP, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on October 1, 2014).

99.10	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.10 to the Amendment to Schedule 13D filed on October 17, 2014).

99.11	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.11 to the Amendment to Schedule 13D filed on October 28, 2014).

99.12	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.12 to the Amendment to Schedule 13D filed on October 28, 2014).

99.13	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.13 to the Amendment to Schedule 13D filed on October 28, 2014).

99.14	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.14 to the Amendment to Schedule 13D filed on October 28, 2014).

99.15	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.15 to the Amendment to Schedule 13D filed on November 12, 2014).

99.16	Form of Note (incorporated herein by reference to Exhibit 4.3 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.17	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.4 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.18	Amendment to Loan Agreement, entered into on February 25, 2015 and effective as of February 28, 2015, by and between JPP II, LLC and JPP, LLC and Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 26, 2015).

99.19	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.19 to the Amendment to Schedule 13D filed on June 16, 2015).

99.20	Exchange Agreement, dated as of June 26, 2015, by and among ESL Partners, L.P. and Edward S. Lampert and Seritage Growth Properties, L.P. and Seritage Growth Properties (incorporated herein by reference to Exhibit 99.20 to the Amendment to Schedule 13D filed on June 29, 2015).

99.21	Form of Purchase and Sale Agreement, dated as of July 2, 2015, by and among the Participating Limited Partner, RBS Partners, L.P. and RBS Partners, L.P., in its capacity as general partner of either SPE I Partners, LP or SPE Master I, LP (incorporated herein by reference to Exhibit 99.21 to the Amendment to Schedule 13D filed on July 6, 2015).

99.22	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE I Partners, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.22 to the Amendment to Schedule 13D filed on July 6, 2015).

99.23	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE Master I, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.23 to the Amendment to Schedule 13D filed on July 6, 2015).

99.24	Letter Agreement, dated January 28, 2016, by and between Holdings and Edward S. Lampert (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 3, 2016).

99.25	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.25 to the Amendment to Schedule 13D filed on February 4, 2016).

99.26	Loan Agreement, dated as of April 8, 2016, between Sears, Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation, and JPP, LLC, JPP II, LLC and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.26 to the Amendment to Schedule 13D filed on April 12, 2016).

99.27	Co-Lender Agreement, dated as of April 8, 2016, by and among JPP, LLC and JPP II, LLC, and Cascade Investment, L.L.C. and each transferee of a portion of any interest in the loan made in accordance with the Co-Lender Agreement (incorporated herein by reference to Exhibit 99.27 to the Amendment to Schedule 13D filed on April 12, 2016).

99.28	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP II, LLC, as assignee (incorporated herein by reference to Exhibit 99.28 to the Amendment to Schedule 13D filed on August 26, 2016).

99.29	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP, LLC, as assignee (incorporated herein by reference to Exhibit 99.29 to the Amendment to Schedule 13D filed on August 26, 2016).

99.30	Second Lien Credit Agreement, dated as of September 1, 2016, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on September 2, 2016).

99.31	Pari Passu Joinder Agreement, dated as of September 1, 2016, by JPP, LLC, as agreed to and accepted by Wilmington Trust, National Association, as collateral agent (incorporated herein by reference to Exhibit 99.31 to the Amendment to Schedule 13D filed on September 2, 2016).

99.32	Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, Citibank, N.A., as administrative agent and issuing bank, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on December 30, 2016).

99.33	Loan Agreement, dated as of January 3, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on January 4, 2017).

99.34	Omnibus Amendment to Loan Documents and Request for Advance to Loan Agreement, dated as of January 12, 2017 among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.59 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.35	First Amendment dated March 2, 2017, to Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as L/C Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.60 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.36	Amended and Restated Loan Facility, dated as of May 22, 2017, by and among Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation with JPP, LLC, JPP II, LLC, and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on May 24, 2017).

99.37	Amended and Restated Co-Lender Agreement, dated as of May 22, 2017, by and among JPP, LLC and JPP II, LLC, Cascade Investment, L.L.C., Petrus Yield Opportunity Fund, LP, Rimrock High Income Plus (Master) Fund, Ltd., Rimrock Low Volatility (Master) Fund, Ltd, Paragon SHC LLC, Paragon SHC II LLC, and each transferee of a portion of any interest in the loan made in accordance with the Amended and Restated Co-Lender Agreement (incorporated herein by reference to Exhibit 99.37 to the Amendment to Schedule 13D filed on May 24, 2017).

99.38	Amendment to Amended and Restated Loan Agreement, dated as of July 3, 2017, by and among Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation with JPP, LLC, JPP II, LLC, and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.38 to the Amendment to Schedule 13D filed on July 10, 2017).

99.39	First Amendment to Second Lien Credit Agreement (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2017).

99.40	Line of Credit Loan Proposal to JPP, LLC, dated as of July 13, 2017 (incorporated herein by reference to Exhibit 99.40 to the Amendment to Schedule 13D filed on July 17, 2017).

99.41	Line of Credit Loan Proposal to JPP II, LLC, dated as of July 13, 2017 (incorporated herein by reference to Exhibit 99.41 to the Amendment to Schedule 13D filed on July 17, 2017).

99.42	Line of Credit Lender Joinder Agreement, dated as of July 13, 2017, by and among JPP, LLC, and JPP II, LLC, Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, and JPP, LLC, in its capacity as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 99.42 to the Amendment to Schedule 13D filed on July 17, 2017).

99.43	Second Amendment to Letter of Credit and Reimbursement Agreement, dated as of August 1, 2017, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as LC Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2017).

99.44	Form of Assignment and Acceptance Agreement (incorporated herein by reference to Exhibit 99.44 to the Amendment to Schedule 13D filed on August 3, 2017).

99.45	Third Amendment to Letter of Credit and Reimbursement Agreement, dated as of August 9, 2017, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as LC Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2017).

99.46	Amended and Restated Loan Agreement, dated as of October 4, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc. and Troy Coolidge No. 13, LLC collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2017).

99.47	Second Amended and Restated Loan Agreement, dated as of October 18, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc., Troy Coolidge No. 13, LLC, Sears Development Co. and Big Beaver of Florida Development, LLC, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2017).

99.48	Amendment to Second Amended and Restated Loan Agreement, dated as of October 25, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc., Troy Coolidge No. 13, LLC, Sears Development Co. and Big Beaver of Florida Development, LLC, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2017).

99.49	Second Amendment to Amended and Restated Loan Agreement, dated as of October 25, 2017, among Sears Roebuck and Co., Sears Development Co., Innovel Solutions Inc., Big Beaver of Florida Development, LLC and Kmart Corporation, collectively as borrower, and JPP, LLC, JPP II, LLC and Cascade Investment, L.L.C. collectively as initial lenders (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2017).

99.50	Term Loan Credit Agreement, dated as of January 4, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders party thereto from time to time, and JPP, LLC, as administrative and collateral agent (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2018).

99.51	Second Amendment to Second Lien Credit Agreement, dated as of January 9, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, the guarantors party thereto, the lenders party thereto, and JPP, LLC, as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2018).

99.52	Amendment to Term Loan Credit Agreement, dated as of January 29, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders and other entities party thereto, and JPP, LLC, as administrative and collateral agent (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2018).

99.53	Third Amendment to Second Lien Credit Agreement, dated as of February 7, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders party thereto, and JPP, LLC, as administrative and collateral administrator (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2018).

99.54	Third Amendment to Term Loan Credit Agreement, dated as of February 7, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders party thereto, and JPP, LLC, as administrative and collateral administrator (incorporated herein by reference to Exhibit 10.3 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2018).

99.55	Second Amendment to Second Amended and Restated Loan Agreement, dated as of March 8, 2018, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc. and Troy Coolidge No. 13, LLC collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2018).

99.56	Indenture, dated as of March 20, 2018, by and among Sears Holdings Corporation, the guarantors party thereto and Computershare Trust Company, N.A., as trustee (attaching form of 6 5/8% Senior Secured Convertible PIK Toggle Note due 2019) (incorporated herein by reference to Exhibits 4.2 and 4.3 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.57	Second Supplemental Indenture, dated as of March 20, 2018, by and between Sears Holdings Corporation, as obligor, and Computershare Trust Company, N.A., as trustee (attaching form of 8% Senior Unsecured Convertible PIK Toggle Note due 2019) (incorporated herein by reference to Exhibits 4.4 and 4.5 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.58	Fourth Amendment to the Second Lien Credit Agreement, dated as of March 20, 2018, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, the lenders party thereto, and JPP, LLC, as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.59	Mezzanine Loan Agreement, dated as of March 14, 2018, among SRC Sparrow 2, LLC, as borrower, JPP, LLC and JPP II, LLC, as lenders, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.92 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2018).

99.60	Fifth Amendment to the Third Amended and Restated Credit Agreement, dated as of March 21, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corp., the lenders party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto (incorporated herein by reference to Exhibit 10.4 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.61	Sixth Amendment to the Third Amended and Restated Credit Agreement, dated as of March 21, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corp., the lenders party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto (incorporated herein by reference to Exhibit 10.5 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.62	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.62 to the Amendment to Schedule 13D filed on March 23, 2018).

99.63	Fourth Amendment to Letter of Credit and Reimbursement Agreement, dated as of December 13, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, JPP, LLC, JPP II, LLC and the other lenders party thereto, as lenders, and Citibank, N.A., as administrative agent (incorporated herein by reference to Exhibit 10.79 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2018).

99.64	Fifth Amendment to Letter of Credit and Reimbursement Agreement, dated as of February 13, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, JPP, LLC, JPP II, LLC and the other lenders party thereto, as lenders, and Citibank, N.A., as administrative agent (incorporated herein by reference to Exhibit 99.64 to the Amendment to Schedule 13D filed on April 23, 2018).

99.65	Sixth Amendment to Letter of Credit and Reimbursement Agreement, dated as of April 20, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, JPP, LLC, JPP II, LLC, Crescent 1, L.P., Canary SC Fund, L.P., CYR Fund, L.P. and CMH VI, L.P., as lenders, and Citibank, N.A., as administrative agent (incorporated herein by reference to Exhibit 99.65 to the Amendment to Schedule 13D filed on April 23, 2018).

99.66	Letter from ESL Investments, Inc. to the Board of Directors of Sears Holdings Corporation, dated April 20, 2018 (incorporated herein by reference to Exhibit 99.66 to the Amendment to Schedule 13D filed on April 23, 2018).

99.67	Letter from ESL Investments, Inc. to the Special Committee of the Board of Directors of Sears Holdings Corporation, dated May 25, 2018 (incorporated herein by reference to Exhibit 99.67 to the Amendment to Schedule 13D filed on May 29, 2018).

99.68	Third Amended and Restated Loan Agreement, dated as of June 4, 2018, among Sears Holdings Corporation, as guarantor, the subsidiaries of Sears Holdings Corporation party thereto as borrower, JPP, LLC, as agent, and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on June 4, 2018).

99.69	Fifth Amendment to Mezzanine Loan Agreement, dated as of June 29, 2018, between SRC Sparrow 2 LLC, as borrower, JPP, LLC and JPP II, LLC, as lenders, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2018).

99.70	Fifth Amendment to Second Lien Credit Agreement, dated as of July 5, 2018, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, the other guarantors listed on the signature page thereto, the lenders party thereto, and JPP, LLC, as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 10.3 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2018).

99.71	Sixth Amendment to Mezzanine Loan Agreement, dated as of July 25, 2018, between SRC Sparrow 2 LLC, as borrower, JPP, LLC and JPP II, LLC, as lenders, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 99.71 to the Amendment to Schedule 13D filed on August 14, 2018).

99.72	Letter from ESL Investments, Inc. to the Special Committee of the Board of Directors of Sears Holdings Corporation, dated August 14, 2018 (incorporated herein by reference to Exhibit 99.72 to the Amendment to Schedule 13D filed on August 14, 2018).

99.73	First Amendment to Third Amended and Restated Loan Agreement, dated as of September 12, 2018, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc., Troy Coolidge No. 13, LLC, Sears Development Co. and Big Beaver of Florida Development, LLC, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2018).

99.74	Proposal, dated as of September 23, 2018, by ESL to the Board of Holdings (incorporated herein by reference to Exhibit 99.74 to the Amendment to Schedule 13D filed on September 24, 2018).

99.75	Debtors’ Motion for Authority, filed with the Bankruptcy Court on October 15, 2018 (incorporated herein by reference to Exhibit 99.75 to the Amendment to Schedule 13D filed on October 17, 2018).

99.76	Credit Agreement, dated as of March 14, 2018, among SRC O.P. LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC, as the borrowers, the lenders party thereto, UBS AG, Stamford Branch, LLC, as administrative agent, and UBS Securities LLC, as lead arranger and bookrunner (incorporated herein by reference to Exhibit 10.91 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2018).

99.77	First Amendment to Credit Agreement, dated as of April 20, 2018, among SRC O.P. LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC, as the borrowers, the lenders party thereto, and UBS AG, Stamford Branch, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.4 to Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended May 5, 2018, that was filed with the Securities and Exchange Commission on May 31, 2018).

99.78	Second Amendment to Credit Agreement, dated as of June 29, 2018, among SRC O.P. LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC, as the borrowers, the lenders party thereto, and UBS AG, Stamford Branch, as administrative agent (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2018).

99.79	Third Amendment to Credit Agreement, dated as of August 31, 2018, among SRC O.P. LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC, as the borrowers, the lenders party thereto, and UBS AG, Stamford Branch, as administrative agent (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2018).

99.80	Fourth Amendment to Credit Agreement, dated as of November 13, 2018, among SRC O.P. LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC, as the borrowers, the lenders party thereto, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 99.80 to the Amendment to Schedule 13D filed on November 16, 2018).

99.81	Letter from ESL Investments, Inc. to Lazard Frères & Co. LLC, dated December 5, 2018, in response to the process letter filed with the United States Bankruptcy Court for the Southern District of New York on behalf of the debtors in the Chapter 11 cases captioned as In re Sears Holdings Corporation, et al., Case No. 18-23538 (Bankr. S.D.N.Y.) (RDD) on November 21, 2018 [Docket No. 862] (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2018	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

JPP II, LLC

By: ESL Partners, L.P., as its sole member

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

SPE I PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

SPE MASTER I, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

JPP, LLC

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Sole Member

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

Exhibit A

500 Stores¹
#	Store #	City	State
1	2027	Wasilla	AK
2	1136	Riverchase	AL
3	2126	Hot Springs	AR
4	1206	North Little Rock	AR
5	1798	Glendale	AZ
6	3707	Lake Havasu City	AZ
7	2218	Prescott	AZ
8	1728	Tucson	AZ
9	4996	Tucson	AZ
10	2288	Antioch	CA
11	3699	Apple Valley	CA
12	1228	Arden	CA
13	7619	Atascadero	CA
14	9608	Auburn	CA
15	1018	Baldwin Hills	CA
16	7653	Big Bear Lake	CA
17	7756	Bishop	CA
18	1008	Boyle	CA
19	1268	Buena Park	CA
20	1838	Burbank	CA
21	3834	Burbank	CA
22	7165	Camarillo	CA
23	1678	Carlsbad	CA
24	3086	Chico	CA
25	1358	Chula Vista	CA
26	1098	Clovis	CA
27	1368	Concord	CA
28	7098	Concord	CA
29	4047	Costa Mesa	CA
30	4857	Desert Hot Springs	CA
31	1309	Downey	CA
32	1758	Escondido	CA
33	2628	Eureka	CA
34	3725	Freedom	CA
35	1208	Fresno	CA
36	1088	Glendale	CA
37	9746	Grass Valley	CA
38	4457	Hayward	CA
39	1248	Hayward	CA
40	2028	Hemet	CA
41	3748	Hollister	CA
42	4819	Lakeport	CA
43	1209	Long Beach	CA
44	9328	Long Beach	CA
45	7390	Mckinleyville	CA

1.	To be updated to exclude any real estate interests sold pursuant to the motion seeking approval to sell certain of the Debtors’ assets to Amerco Real Estate Company (ECF No. 962).

500 Stores¹
#	Store #	City	State
46	1748	Montclair	CA
47	1868	Moreno Vly	CA
48	1168	No Hollywood	CA
49	4421	North Hollywood	CA
50	1508	Northridge	CA
51	3842	Oakdale	CA
52	1378	Orange	CA
53	1968	Palm Desert	CA
54	1068	Palmdale	CA
55	9551	Paradise	CA
56	1048	Pasadena	CA
57	3501	Petaluma	CA
58	3678	Ramona	CA
59	1818	Rancho Cucamonga	CA
60	3368	Redlands	CA
61	4349	Redwood City	CA
62	1788	Richmond	CA
63	1298	Riverside	CA
64	7175	Riverside	CA
65	1688	Salinas	CA
66	3412	Salinas	CA
67	1398	San Bernardino	CA
68	1478	San Bruno	CA
69	1488	San Jose-Eastridge	CA
70	2088	Santa Maria	CA
71	4371	Santa Maria	CA
72	7639	Santa Paula	CA
73	9797	Scotts Valley	CA
74	9153	South Lake Tahoe	CA
75	1288	Stockton	CA
76	3174	Stockton	CA
77	4751	Tehachapi	CA
78	1108	Temecula	CA
79	3127	Temple City	CA
80	1278	Torrance	CA
81	2059	Tracy	CA
82	1148	Ventura	CA
83	2829	Victorville	CA
84	2068	Visalia	CA
85	1189	West Covina	CA
86	3235	West Covina	CA
87	1149	Whittier	CA
88	2238	Yuba City	CA
89	1141	Aurora	CO
90	1111	Colorado Springs	CO

1.	To be updated to exclude any real estate interests sold pursuant to the motion seeking approval to sell certain of the Debtors’ assets to Amerco Real Estate Company (ECF No. 962).

500 Stores¹
#	Store #	City	State
91	1467	Ft Collins	CO
92	1271	Littleton/Denver	CO
93	7329	Loveland	CO
94	1281	Pueblo	CO
95	4453	Pueblo	CO
96	1831	Thornton	CO
97	1303	Danbury	CT
98	1443	Manchester	CT
99	3216	Vernon	CT
100	7109	Watertown	CT
101	4807	Bear	DE
102	7725	Rehoboth Beach	DE
103	1853	Wilmington	DE
104	3873	Wilmington	DE
105	3317	Boca Raton	FL
106	7321	Bradenton	FL
107	1007	Brandon	FL
108	2485	Brooksville	FL
109	1125	Coral Gables	FL
110	1055	Coral Springs	FL
111	1075	Daytona Beach	FL
112	4893	Ellenton	FL
113	3223	Fort Walton Beach	FL
114	1195	Ft Lauderdale	FL
115	1495	Ft Myers	FL
116	1345	Hialeah/Westland	FL
117	3818	Hollywood	FL
118	9614	Key Largo	FL
119	4725	Key West	FL
120	2215	Key West	FL
121	3269	Lantana	FL
122	2745	Leesburg	FL
123	9224	Marathon	FL
124	1175	Merritt Island	FL
125	4728	Miami	FL
126	3074	Miami	FL
127	1365	Miami/Cutler Rdg	FL
128	1485	Orange Pk	FL
129	1285	Orlando-South	FL
130	1456	Oviedo	FL
131	1765	Palm Beach Gardens	FL
132	1775	Pembroke Pines	FL
133	2145	Port Charlotte	FL
134	2885	Port Richey	FL
135	2135	Sebring	FL

1.	To be updated to exclude any real estate interests sold pursuant to the motion seeking approval to sell certain of the Debtors’ assets to Amerco Real Estate Company (ECF No. 962).

500 Stores¹
#	Store #	City	State
136	4355	St. Petersburg	FL
137	1585	Tallahassee	FL
138	1745	Tampa/Westshore	FL
139	1066	The Avenues	FL
140	1015	Vero Beach	FL
141	7294	Vero Beach	FL
142	2845	Athens	GA
143	1035	Augusta	GA
144	1095	Douglasville	GA
145	2505	Gainesville	GA
146	1155	Kennesaw	GA
147	7705	Tamuning	GU
148	1578	Aiea Oahu-Pearl Rdg	HI
149	2388	Hilo(Sur)	HI
150	1681	Honolulu	HI
151	2148	Kahului Maui(Sur)	HI
152	1738	Kaneohe(Sur)	HI
153	9220	Algona	IA
154	7767	Charles City	IA
155	2422	Sioux City	IA
156	7033	Lewiston	ID
157	7006	Twin Falls	ID
158	1172	Bloomingdale	IL
159	4381	Bridgeview	IL
160	1840	Chicago Ridge	IL
161	4214	Des Plaines	IL
162	1640	Fairview Hts	IL
163	1212	N Riverside	IL
164	1300	Oakbrook	IL
165	1321	Peoria	IL
166	2990	Rockford-Cherryvale	IL
167	1570	Schaumburg	IL
168	1820	West Dundee	IL
169	9124	Elwood	IN
170	7243	Kokomo	IN
171	1650	Merrillville	IN
172	1800	Mishawaka	IN
173	9030	Peru	IN
174	7246	Richmond	IN
175	7042	Valparaiso	IN
176	9122	Warsaw	IN
177	1161	Wichita-Town East	KS
178	3029	Erlanger	KY
179	7255	Somerset	KY
180	1147	Baton Rouge	LA

1.	To be updated to exclude any real estate interests sold pursuant to the motion seeking approval to sell certain of the Debtors’ assets to Amerco Real Estate Company (ECF No. 962).

500 Stores¹
#	Store #	City	State
181	4810	Metairie	LA
182	7104	Acton	MA
183	1213	Auburn	MA
184	3288	Billerica	MA
185	1283	Braintree	MA
186	4407	Brockton	MA
187	1223	Brockton-Westgate	MA
188	1243	Hanover	MA
189	3433	Holyoke	MA
190	3040	Hyannis	MA
191	1133	Leominster	MA
192	1104	Marlborough	MA
193	1033	N Attleboro	MA
194	2373	No Dartmouth	MA
195	9255	Palmer	MA
196	1053	Saugus	MA
197	3486	Somerville	MA
198	9692	Webster	MA
199	1725	Annapolis	MD
200	3256	Baltimore	MD
201	1634	Baltimore-West	MD
202	1374	Bel Air	MD
203	2774	Cumberland	MD
204	7713	Edgewater	MD
205	2664	Frederick	MD
206	3131	Frederick	MD
207	1013	Glen Burnie	MD
208	3172	Hagerstown	MD
209	3798	Hyattsville	MD
210	1854	Parkville	MD
211	1773	Salisbury	MD
212	1304	Silver Spring	MD
213	4399	Silver Spring	MD
214	7673	Stevensville	MD
215	1074	Waldorf	MD
216	3021	Auburn	ME
217	7133	Augusta	ME
218	2203	Brunswick	ME
219	2183	So Portland	ME
220	3155	Belleville	MI
221	9385	Clio	MI
222	1011	Grandville	MI
223	9557	Grayling	MI
224	3819	Hastings	MI
225	1170	Lansing	MI

1.	To be updated to exclude any real estate interests sold pursuant to the motion seeking approval to sell certain of the Debtors’ assets to Amerco Real Estate Company (ECF No. 962).

500 Stores¹
#	Store #	City	State
226	1460	Livonia	MI
227	9693	Marine City	MI
228	3841	Marshall	MI
229	7031	Menominee	MI
230	7068	Midland	MI
231	1192	Muskegon	MI
232	1760	Novi	MI
233	9593	Oscoda	MI
234	1110	Portage	MI
235	1590	Saginaw	MI
236	4206	Warren	MI
237	3379	Waterford Twp.	MI
238	1092	Westland	MI
239	1722	Bloomington	MN
240	9689	International Falls	MN
241	3405	Minneapolis	MN
242	4351	Rochester	MN
243	3059	St. Paul	MN
244	1822	Cape Girardeau	MO
245	9353	Crystal City	MO
246	1121	Independence	MO
247	1042	Joplin	MO
248	1171	Springfield	MO
249	1182	St Peters	MO
250	9520	Gulfport	MS
251	9808	Hamilton	MT
252	7030	Kalispell	MT
253	3886	Asheville	NC
254	2105	Burlington	NC
255	7208	Clemmons	NC
256	1165	Concord	NC
257	1475	Durham	NC
258	1045	Durham-Northgate	NC
259	1335	Greensboro	NC
260	2175	Greenville	NC
261	2515	Hickory	NC
262	2755	Jacksonville	NC
263	3744	Kill Devil Hills	NC
264	9619	Morehead City	NC
265	9549	Morganton	NC
266	1605	Raleigh	NC
267	3667	Raleigh	NC
268	7626	Waynesville	NC
269	4272	Bismarck	ND
270	4057	Fargo	ND

1.	To be updated to exclude any real estate interests sold pursuant to the motion seeking approval to sell certain of the Debtors’ assets to Amerco Real Estate Company (ECF No. 962).

500 Stores¹
#	Store #	City	State
271	4022	Grand Forks	ND
272	4353	Minot	ND
273	9319	Alliance	NE
274	2191	Lincoln	NE
275	1041	Omaha	NE
276	2023	Concord	NH
277	3175	Hooksett	NH
278	1313	Nashua	NH
279	4448	Salem	NH
280	7048	West Lebanon	NH
281	3438	Avenel	NJ
282	7177	Belleville	NJ
283	1204	Freehold	NJ
284	1094	Hackensack	NJ
285	1044	Jersey Cty/Newport	NJ
286	3499	Kearny	NJ
287	1614	Livingston	NJ
288	1494	Moorestown	NJ
289	1314	New Brunswick	NJ
290	1764	Rockaway	NJ
291	9463	Somers Point	NJ
292	3071	Toms River	NJ
293	4478	Trenton	NJ
294	7602	Wall	NJ
295	3056	Wayne	NJ
296	1434	Wayne	NJ
297	4470	West Long Branch	NJ
298	9413	West Orange	NJ
299	3202	Westwood	NJ
300	1684	Woodbridge	NJ
301	7035	Farmington	NM
302	2597	Farmington	NM
303	7016	Hobbs	NM
304	2527	Las Cruces	NM
305	7017	Roswell	NM
306	3301	Santa Fe	NM
307	3592	Las Vegas	NV
308	1328	Las Vegas(Blvd)	NV
309	1668	Las Vegas(Meadows)	NV
310	9589	Bath	NY
311	3862	Bohemia	NY
312	9423	Bridgehampton	NY
313	7654	Bronx	NY
314	9420	Bronx	NY
315	1114	Brooklyn	NY

1.	To be updated to exclude any real estate interests sold pursuant to the motion seeking approval to sell certain of the Debtors’ assets to Amerco Real Estate Company (ECF No. 962).

500 Stores¹
#	Store #	City	State
316	3415	Buffalo	NY
317	1984	Buffalo/Hamburg	NY
318	4871	Farmingville	NY
319	9274	Greenwich	NY
320	7065	Horseheads	NY
321	2744	Horseheads/Elmira	NY
322	4726	Jamestown	NY
323	1364	Lake Grove	NY
324	1404	Massapequa	NY
325	4034	Mattydale	NY
326	7749	New York	NY
327	7777	New York	NY
328	2593	Newburgh	NY
329	1333	Poughkeepsie	NY
330	4928	Queensbury	NY
331	1894	Rochester	NY
332	7676	Sidney	NY
333	1624	Staten Island	NY
334	1924	Valley Stream	NY
335	7677	Wellsville	NY
336	9416	White Plains	NY
337	1674	White Plains	NY
338	1733	Yonkers	NY
339	9414	Yorktown Heights	NY
340	7383	Barberton	OH
341	3286	Brunswick	OH
342	1410	Canton	OH
343	1810	Cincinnati-Eastgate	OH
344	3013	Cleveland	OH
345	9096	Fostoria	OH
346	7397	Grove City	OH
347	7644	Harrison	OH
348	1081	Heath	OH
349	2010	Mansfield	OH
350	7477	Marietta	OH
351	1710	No Olmsted	OH
352	3243	North Canton	OH
353	1210	Polaris	OH
354	2390	Springfield	OH
355	2104	St Clairsville	OH
356	3142	Tallmadge	OH
357	1120	Tuttle Crossing	OH
358	4782	Clinton	OK
359	3839	Corvallis	OR
360	2179	Medford	OR

1.	To be updated to exclude any real estate interests sold pursuant to the motion seeking approval to sell certain of the Debtors’ assets to Amerco Real Estate Company (ECF No. 962).

500 Stores¹
#	Store #	City	State
361	3888	The Dalles	OR
362	2494	Altoona	PA
363	9161	Berwick	PA
364	1711	Camp Hill	PA
365	3225	Chambersburg	PA
366	7293	Clifton Heights	PA
367	3911	Columbia	PA
368	3737	Doylestown	PA
369	7192	Easton	PA
370	3266	Edwardsville	PA
371	3963	Elizabethtown	PA
372	9662	Ephrata	PA
373	4113	Erie	PA
374	1073	Exton	PA
375	1714	Greensburg	PA
376	1224	Harrisburg	PA
377	3597	Holmes	PA
378	1644	Lancaster	PA
379	7699	Lebanon	PA
380	7372	Leechburg	PA
381	1654	Media	PA
382	7083	New Castle	PA
383	1834	North Wales	PA
384	3529	Pittsburgh	PA
385	3136	Shillington	PA
386	4713	Towanda	PA
387	3954	Walnutport	PA
388	2114	Washington	PA
389	7374	West Chester	PA
390	1154	Whitehall	PA
391	3268	Wilkes-Barre	PA
392	3390	Williamsport	PA
393	1354	Willow Grove	PA
394	3810	Willow Street	PA
395	3949	Wind Gap	PA
396	4732	Aguadilla	PR
397	7566	Arecibo	PR
398	1915	Bayamon	PR
399	7570	Bayamon	PR
400	7788	Bayamon	PR
401	1085	Caguas	PR
402	7419	Caguas	PR
403	1925	Carolina	PR
404	7665	Carolina	PR
405	7446	Cayey	PR

1.	To be updated to exclude any real estate interests sold pursuant to the motion seeking approval to sell certain of the Debtors’ assets to Amerco Real Estate Company (ECF No. 962).

500 Stores¹
#	Store #	City	State
406	2085	Fajardo	PR
407	9394	Fajardo	PR
408	2675	Guayama	PR
409	3853	Guayama	PR
410	7768	Guaynabo	PR
411	2355	Hatillo(Arecibo)	PR
412	1905	Hato Rey	PR
413	7783	Hato Rey	PR
414	3993	Juana Diaz	PR
415	1935	Mayaguez	PR
416	3882	Mayaguez	PR
417	2385	Naranjito	PR
418	1945	Ponce	PR
419	7741	Ponce	PR
420	4844	Rio Piedras	PR
421	4494	Trujillo Alto	PR
422	7784	Vega Alta	PR
423	7752	Yauco	PR
424	1595	Greenville	SC
425	4016	Greenville	SC
426	7616	Lexington	SC
427	1795	Myrtle Beach	SC
428	7062	Sumter	SC
429	4141	West Columbia	SC
430	4170	Rapid City	SD
431	1386	Goodlettsville	TN
432	2036	Jackson	TN
433	2265	Johnson City	TN
434	3147	Kingsport	TN
435	9621	Lebanon	TN
436	9735	Sevierville	TN
437	1307	Abilene	TX
438	1437	Arlington/Parks	TX
439	1407	Beaumont	TX
440	2497	Brownsville	TX
441	1217	Corpus Christi	TX
442	1317	El Paso	TX
443	1447	Hulen	TX
444	1417	Humble	TX
445	1297	Hurst	TX
446	2487	Killeen	TX
447	2247	Laredo	TX
448	4389	Mcallen	TX
449	1187	Mesquite-Town East	TX
450	1176	Pasadena	TX

1.	To be updated to exclude any real estate interests sold pursuant to the motion seeking approval to sell certain of the Debtors’ assets to Amerco Real Estate Company (ECF No. 962).

500 Stores¹
#	Store #	City	State
451	1629	Pharr	TX
452	1337	Plano	TX
453	2637	Port Arthur	TX
454	1207	Richardson	TX
455	1427	Rolling Oaks	TX
456	1097	San Antonio	TX
457	1127	Shepherd	TX
458	2197	Texas City	TX
459	1377	Willowbook	TX
460	9794	St. George	UT
461	1284	Alexandria	VA
462	2435	Charlottesville	VA
463	3471	Chesapeake	VA
464	1274	Chesterfield	VA
465	1024	Falls Church	VA
466	2694	Fredericksburg	VA
467	1023	Loudoun/Dulles	VA
468	2395	Manassas	VA
469	1974	Roanoke	VA
470	3785	Tabb	VA
471	2784	Winchester	VA
472	7413	Frederiksted	VI
473	3972	St. Croix	VI
474	3829	St. Thomas	VI
475	7793	St. Thomas	VI
476	1463	Burlington	VT
477	2299	Aberdeen	WA
478	3722	Burlington	WA
479	1038	E Valley	WA
480	2049	Everett	WA
481	2329	Kennewick(Pasco)	WA
482	2219	Lacey/Olympia	WA
483	2309	Silverdale	WA
484	1029	Spokane	WA
485	4147	Spokane	WA
486	1139	Tukwila	WA
487	2029	Union Gap	WA
488	7034	Walla Walla	WA
489	2092	Appleton	WI
490	3088	Kenosha	WI
491	2232	Madison-East	WI
492	7648	Mauston	WI
493	3692	Oconomowoc	WI
494	3851	Racine	WI
495	7649	Ripon	WI

1.	To be updated to exclude any real estate interests sold pursuant to the motion seeking approval to sell certain of the Debtors’ assets to Amerco Real Estate Company (ECF No. 962).

500 Stores¹
#	Store #	City	State
496	3750	Waupaca	WI
497	1804	Barboursville	WV
498	4442	Charleston	WV
499	3484	Elkview	WV
500	7139	Jackson	WY

1.	To be updated to exclude any real estate interests sold pursuant to the motion seeking approval to sell certain of the Debtors’ assets to Amerco Real Estate Company (ECF No. 962).

Supply Chain
#	Store #	City	State
1	8722	Anchorage(Sur)	AK
2	8706	Birmingham	AL
3	8941	Little Rock	AR
4	8778	Phoenix	AZ
5	8937	Tucson	AZ
6	8901	Benicia	CA
7	8913	Fresno	CA
8	8868	Milpitas	CA
9	8928	Mira Loma(Jurupa Vl)	CA
10	8287	Ontario	CA
11	8729	Ontario	CA
12	8768	Sacramento	CA
13	8748	San Diego	CA
14	8808	Santa Ana	CA
15	8708	Stockton	CA
16	8758	Sylmar	CA
17	8290	Brighton	CO
18	8723	West Haven	CT
19	4456	Bridgeville	DE
20	8972	Ft Myers	FL
21	8990	Ft Pierce	FL
22	425	Jacksonville	FL
23	8864	Ocala	FL
24	8957	Pensacola	FL
25	8815	Sunrise	FL
26	8895	Tampa	FL
27	8825	Winter Park	FL
28	8872	Pendergrass	GA
29	8902	Savannah	GA
30	8818	Pearl City	HI
31	45113	Des Moines	IA
32	8711	Boise	ID
33	8844	Bloomington	IL
34	8730	Granite City	IL
35	45114	Omaha	NE
36	8720	Melrose Park	IL
37	4297	Moline	IL
38	8262	Naperville	IL
39	8871	Romeoville	IL
40	8934	Romeoville	IL
41	8017	Evansville	IN
42	8013	Fort Wayne	IN
43	8750	Indianapolis	IN
44	8014	South Bend	IN
45	8273	Lawrence	KS

Supply Chain
#	Store #	City	State
46	8081	Wichita	KS
47	8920	Louisville	KY
48	8896	Gonzales	LA
49	8736	Harahan	LA
50	8851	Westwood	MA
51	8814	Columbia	MD
52	8830	Livonia	MI
53	8982	Saginaw	MI
54	8949	Wayland	MI
55	8701	Riverside	MO
56	88776	Olive Branch	MS
57	8822	Charlotte	NC
58	8704	Greensboro	NC
59	7385	Raleigh	NC
60	8703	Kingston	NH
61	78714	Secaucus	NJ
62	8835	Swedesboro	NJ
63	8905	Albuquerque	NM
64	8970	Las Vegas	NV
65	6298	Sparks	NV
66	8854	Cheektowaga	NY
67	8959	Menands	NY
68	8102	Rochester	NY
69	8753	Syosset	NY
70	8790	Cleveland	OH
71	8712	Columbus	OH
72	8862	Columbus	OH
73	8918	Monroe	OH
74	8931	Oklahoma City	OK
75	4363	Tulsa	OK
76	8883	Eugene	OR
77	8841	Portland	OR
78	8744	Allentown	PA
79	8875	Altoona	PA
80	8873	Gouldsboro	PA
81	433	Middletown	PA
82	8275	Morrisville	PA
83	8724	Pittsburgh	PA
84	8962	Steelton	PA
85	1935	Mayaguez	PR
86	1945	Ponce	PR
87	8975	Rio Piedras	PR
88	8846	Greenville	SC
89	8858	Ladson	SC
90	8037	Chattanooga	TN

Supply Chain
#	Store #	City	State
91	8947	Knoxville	TN
92	8756	Memphis	TN
93	8206	Nashville	TN
94	8870	Dallas	TX
95	8021	El Paso	TX
96	8807	Grapevine	TX
97	7972	Mcallen	TX
98	8922	Pflugersville	TX
99	8747	San Antonio	TX
100	8948	Salt Lake Cty	UT
101	8838	Chesapeake	VA
102	8823	Dulles	VA
103	8836	Richmond	VA
104	45061	Colchester	VT
105	8709	Kent	WA
106	8897	Kent	WA
107	2329	Richland	WA
108	8004	Spokane	WA
109	8968	Janesville	WI
110	8725	Vandenbroek	WI
111	8782	Wauwatosa	WI
112	449	Delano	CA
113	8292	Ocala	FL
114	8755	Tucker	GA
115	490	Hoffman Est	IL
116	8289	Manteno	IL
117	8702	Minneapolis	MN
118	8717	Houston	TX
119	30962	Groveport	OH
120	8305	Warren	OH
121	8147	San Antonio	TX
122	8217	Fort Worth	TX
123	8137	Houston	TX

Other Dove & Sparrow Assets¹
#	Store #	City	State
1	2819	Fairbanks	AK
2	1588	Phoenix-Metro Ctr	AZ
3	1598	City of Industry	CA
4	1043	Meriden	CT
5	1263	Waterbury	CT
6	1255	Citrus Park	FL
7	1635	Jacksonville	FL
8	1555	Sanford	FL
9	8245	Seminole	FL
10	2815	Albany	GA
11	2065	Brunswick	GA
12	1565	Morrow(Southlake)	GA
13	2760	Davenport	IA
14	1012	Des Moines	IA
15	2121	Peru	IL
16	2360	Quincy	IL
17	4423	Rockford	IL
18	31914	Round Lake Beach	IL
19	4048	Springfield	IL
20	1780	Springfield	IL
21	1600	Indianapolis	IN
22	1680	Indianapolis	IN
23	2290	Michigan City	IN
24	1642	Topeka	KS
25	1730	Florence	KY
26	2087	Alexandria	LA
27	1086	Baton Rouge	LA
28	2677	Bossier City	LA
29	1116	Monroe	LA
30	1077	Shreveport	LA
31	1093	Springfield	MA
32	2934	Taunton	MA
33	2040	Battle Creek	MI
34	1700	Dearborn	MI
35	1100	Flint	MI
36	4998	Roseville	MI
37	1720	Sterling Hts	MI
38	2180	Traverse City	MI
39	38480	Troy	MI
40	1032	Brooklyn Center	MN
41	2500	Duluth	MN
42	1222	St. Louis	MO
43	1306	Hattiesburg	MS
44	1166	Meridian	MS
45	2242	Billings	MT

1.	To be updated to exclude any real estate interests sold pursuant to the motion seeking approval to sell certain of the Debtors’ assets to Amerco Real Estate Company (ECF No. 962).

Other Dove & Sparrow Assets¹
#	Store #	City	State
46	1712	Grand Forks	ND
47	1022	Oakview	NE
48	1734	Lawrenceville	NJ
49	1554	Mays Landing	NJ
50	1744	Ocean	NJ
51	1717	Albuquerque	NM
52	1051	Strongsville	OH
53	1293	Robinson Twp	PA
54	2305	Anderson	SC
55	1545	Spartanburg	SC
56	1315	Chattanooga	TN
57	1675	Knoxville East Town	TN
58	1216	Memphis/Southland	TN
59	1487	Austin	TX
60	2547	College Station	TX
61	2587	Denton	TX
62	1027	El Paso	TX
63	1267	Fort Worth	TX
64	49027	Round Rock	TX
65	4395	Cudahy	WI
66	2432	La Crosse	WI

1.	To be updated to exclude any real estate interests sold pursuant to the motion seeking approval to sell certain of the Debtors’ assets to Amerco Real Estate Company (ECF No. 962).

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOLDINGS CORPORATION

Entity	Date of Transaction		Description of Transaction	Shares Acquired		Price Per Share
JPP, LLC	10/15/2018	(1)	Acquisition from Holdings of Second Lien Term Loans	188,769	(1)(2)	(1	)(3)
JPP II, LLC	10/15/2018	(4)	Acquisition from Holdings of Second Lien Term Loans	86,226	(4)(2)	(4	)(3)
JPP, LLC	11/05/2018		Acquisition from Holdings of Second Lien Term Loans	371,056	(2)	(3)
JPP II, LLC	11/05/2018		Acquisition from Holdings of Second Lien Term Loans	169,490	(2)	(3)
JPP, LLC	12/05/2018		Acquisition from Holdings of Second Lien Term Loans	534,578	(2)	(3)
JPP II, LLC	12/05/2018		Acquisition from Holdings of Second Lien Term Loans	244,183	(2)	(3)

(1)

As a result of an administrative error, JPP, LLC previously disclosed in Annex B to the Amendment to Schedule 13D filed by the Reporting Persons with the SEC on November 16, 2018, that it obtained the right to acquire an additional 402,020 shares of Holdings Common Stock within 60 days upon the conversion of the Second Lien Term Loan as a result of an election by Holdings to pay interest on the Second Lien Term Loan in-kind by increasing the principal amount of the Second Lien Term Loan held by JPP, LLC. However, in connection with the commencement by Holdings and certain of its subsidiaries of the Chapter 11 Cases in the Bankruptcy Court seeking relief under Chapter 11 of the Bankruptcy Code, accrued interest on the Second Lien Term Loan actually became payable on October 15, 2018, and the Second Lien Borrowers at that time elected to pay interest on the Second Lien Term Loan by increasing the principal amount of the Second Lien Term Loan held by JPP, LLC.

(2)

Represents the number of shares of Holdings Common Stock that may be acquired within 60 days upon the conversion of the Second Lien Term Loan into shares of Holdings Common Stock. Holdings’ obligations with respect to the Second Lien Term Loan may be converted into shares of Holdings Common Stock at the option of an eligible holder at a conversion rate of 200 shares of Holdings Common Stock per $1,000 in principal amount of indebtedness outstanding under the Second Lien Term Loan (subject to adjustment).

(3)	Holdings elected to pay interest on the Second Lien Term Loan in-kind by increasing the principal amount of the Second Lien Term Loan held by such reporting person.
(4)

As a result of an administrative error, JPP II, LLC previously disclosed in Annex B to the Amendment to Schedule 13D filed by the Reporting Persons with the SEC on November 16, 2018, that it obtained the right to acquire an additional 183,634 shares of Holdings Common Stock within 60 days upon the conversion of the Second Lien Term Loan as a result of an election by Holdings to pay interest on the Second Lien Term Loan in-kind by increasing the principal amount of the Second Lien Term Loan held by JPP II, LLC. However, in connection with the commencement by Holdings and certain of its subsidiaries of the Chapter 11 Cases in the Bankruptcy Court seeking relief under Chapter 11 of the Bankruptcy Code, accrued interest on the Second Lien Term Loan actually became payable on October 15, 2018, and the Second Lien Borrowers at that time elected to pay interest on the Second Lien Term Loan by increasing the principal amount of the Second Lien Term Loan held by JPP II, LLC.